Exhibit 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 22, 2011 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2011. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes therein that are prepared in accordance with Canadian generally accepted accounting principles. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents around its plant protein extraction and purification technologies. Our patented processes utilize inexpensive oilseed meals for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY®, a soy protein isolate which is 100% soluble and transparent in acidic solutions, as well as Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 164 issued patents worldwide, including 27 issued U.S. patents, and well in excess of 275 additional patent applications, 70 of which are U.S. patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

LICENSE AND PRODUCTION AGREEMENT

On March 4, 2011, Burcon signed a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY® technology (License) to ADM on an exclusive basis to use and exploit Burcon’s soy protein technology solely to make, have made, use, market and sell soy protein products (the “Soy Products”) that use, incorporate or are derived from any Burcon technology. ADM has agreed to use reasonable commercial efforts to design, build and commission an initial production facility within a specified amount of time after it receives permit approval from the US Environmental Protection Agency (“EPA Approval Date”) to manufacture the Soy Products (the “Semi-works Production Facility”). ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

CLARISOY® soy protein is a unique soy protein that is 100 percent soluble, transparent and very low in viscosity in low pH (acidic) beverages. Use of CLARISOY® allows for the production of transparent, protein fortified beverages such as juices, soft drinks and sport drinks in the low pH range. The terms of the License include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY®, (b) a royalty stream payable to Burcon on a quarterly basis that begins upon the approval by the Environment Protection Agency until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production facility, and (c) a royalty structure that incorporates financial incentive for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY® under the twenty-year license agreement. The maintenance of the CLARISOY® soy protein patent portfolio during the term of the license agreement will be the responsibility of Burcon.

The License further contemplates that ADM will increase capacity to Full Commercial Production. Upon such increase, a full-commercial royalty rate will be payable on a percentage of the net revenues generated by ADM from the sales of CLARISOY®. Under the terms of the License, there is a mechanism for ADM to benefit from a stepped-down royalty rate on the establishment of certain commercial sales levels in additional geographic regions beyond North America. The additional geographic regions include the rest of the world and are defined as Asia, South and Central America, Europe including Eastern Europe and Africa. Capital costs associated with building and commissioning of production plants and the general market development of CLARISOY® will be the sole expense of ADM.

LICENSE AND DEVELOPMENT AGREEMENT

Burcon has a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Agreement, and the parties’ agreement on

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. In October 2008, Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). On August 30, 2010, Burcon also announced that that the U.S. Food and Drug Administration (FDA) has issued a no objection letter that Puratein® and Supertein™ are GRAS under the intended conditions of use. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, is US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to the development period to March 1, 2012 to facilitate continued research aimed at expanding the commercial value of Puratein® and Supertein™. Burcon has agreed to reimburse ADM for its share of the regulatory recognition process of US$360,000. In May 2011, these funds were deposited into an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the GRAS Process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

OPERATIONAL HIGHLIGHTS

During the first half of the year, the Winnipeg Technical Centre (“WTC”) focused on the further optimization of the CLARISOY® process and further improvement of the final products. Work was carried out on increasing yields and improving economics. This work continued for the balance of the year. Much patent work was conducted and several patent applications were filed during the year. During the second half of the year, in particular the last quarter, the primary focus at the WTC was to gather data required for scale up to a production plant and equipment selection.

During the year ended March 31, 2011, management focused on working with a short list of major food ingredient companies to negotiate a strategic alliance to bring CLARISOY® to market. The efforts culminated in the signing of the Letter of Intent with ADM in November 2010 and the License and Production Agreement on March 4, 2011.

Public offering

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 117,718 common

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

shares (equal to 4% of the common shares sold pursuant to the offering). Each Agents’ Warrant entitled the holder to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. All Agents’ Warrants were exercised prior to their expiry date. As at March 31, 2011, no Agents’ Warrants were outstanding (2010 – 111,477).

Burcon is using the net proceeds from the offering for continued research and development of Burcon’s soy protein isolate extraction and purification technology (CLARISOY®), further refining of Burcon’s canola protein isolate extraction and purification technology (Puratein® and Supertein™), filing new patent applications and expanding Burcon’s intellectual property portfolio, and for general working capital purposes. The net proceeds were also used towards legal fees for the negotiation of agreements for CLARISOY® soy protein isolate, Puratein® and Supertein™ canola protein isolates.

Concurrent with the completion of Burcon’s public offering, the Company’s common shares were listed on the Toronto Stock Exchange (“TSX”).

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® and Supertein™, and CLARISOY®; for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® and Supertein™, and CLARISOY®.

During the year and to the date of this MD&A, Burcon filed eight new U.S. patent applications for its CLARISOY® technology and 13 of Burcon’s canola and flax protein patent applications were granted as United States patents.

Burcon now holds 27 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 70 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 164 issued patents covering inventions that include the 27 granted U.S. patents. Currently, Burcon has over 275 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

APPOINTMENT OF NEW INDEPENDENT DIRECTORS

During fiscal 2010, Burcon announced the appointment of Dr. Lawrence Wang to its Board of Directors. After an extensive teaching and research career, Dr. Wang retired in 2005 and became Professor Emeritus in the Department of Biological Sciences at the University of Alberta. Dr. Wang’s research involved energy and fat metabolism and the enhancement of cold tolerance in man, hibernation and hypothermia, and the influence of herbs (e.g. ginseng) on learning and memory, aging, exercise, and obesity. His publications include five patents, five edited books, and over 150 original scientific research papers and reviews. Throughout his career, Dr. Wang has received numerous awards. In 2000, Dr. Wang Co-Founded the University of Alberta’s ECO (Ecological Conservancy Outreach) Fund. The main objective of the ECO Fund is to help with eco-rehabilitation and eco-management of the Upper Yangtze River. In addition to funding, Dr. Wang and the scientists at the University of Alberta have also provided technical and socio-economic expertise to help with 14 on-going ECO projects in China.

Also last year, Burcon announced the appointment of Dr. D. Lorne Tyrrell to its Board of Directors. Dr. Tyrrell is the Canadian Institute of Health Research (CIHR)/Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994-2004 at the University of Alberta. Since leaving the Deanship in 2004, Dr. Tyrrell has taken on a number of important positions in healthcare in Alberta and in Canada, including the Chair of the Board of the Institute of Health Economics and the Chair of the Board of the Health Quality Council of Alberta. Dr. Tyrrell is currently the Chair of the Board of Directors of the Gairdner Foundation and is also on the Advisory Council for the University of Alberta, Faculty of Agriculture, Life and Environmental Sciences. He has received numerous prestigious awards and has served on the boards of several biotech companies and has experience with integrating a company’s intellectual property with product research and development, and commercialization. In April 2010, Dr. Tyrrell was appointed as the inaugural director of the new Li Ka Shing Institute of Virology at the University of Alberta.

In April 2010, Burcon announced the appointment of Mr. Alan Chan to its board of directors. Mr. Chan is an executive director at ITC Corporation Limited and ITC Properties Group Ltd., both of Hong Kong. As at the date of this MD&A, ITC Corporation Limited has an interest of approximately 21.0% in the outstanding shares of the Company. At ITC Corporation Limited, Mr. Chan has focused on the sourcing, negotiations and valuation of venture capital deals in various sectors. At ITC Properties Group, Mr. Chan has been involved with due diligence, negotiations, investment, sourcing as well as master planning and design of commercial, hospitality and residential projects. In addition, he is the lead executive director developing new policies for green and sustainable development practices throughout the group. Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of the Goldman Sachs Group with a focus on capital raising, mergers and acquisitions and strategic advisory for financial

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

institutions, technology and consumer retail companies in Greater China and Southeast Asia with transactions ranging from US$500 million to US$5.6 billion.

RESIGNATION OF DIRECTOR

Concurrent with the announcement of the appointment of Mr. Chan to the board of directors, Burcon announced the resignation of Ms. Dorothy Law from the board of directors. Ms. Law has served as a director of the board since December 1998. She will continue to act as Senior Vice President, Legal and Corporate Secretary of the Corporation.

SUMMARY OF OPERATING RESULTS
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2011	2010	2009

Interest and other income	139	88	78
Research and development expenditures	2,764	2,101	2,091
Other expenditures	5,808	4,647	2,798
Loss for the year	(8,433)	(6,660)	(4,811)
Basic and diluted loss per share	(0.29)	(0.24)	(0.19)
Total assets	14,245	16,121	4,297
Total long-term liabilities	-	-	-
Cash dividends declared per-share	-	-	-
Weighted average shares outstanding (thousands)	29,545	28,287	25,458

RESULTS OF OPERATIONS

As at March 31, 2011, Burcon has not yet generated any revenues from its technology. For the year ended March 31, 2011, the Company recorded a loss of $8,433,451 ($0.29 per share) as compared to $6,660,322 ($0.24 per share) in the prior year. Included in the loss amount is $3,718,096 (2010 - $2,649,297) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss for the year are amortization of $178,050 (2010 - $163,969) and loss on disposal of property and equipment of $nil (2010 - $924). The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
Years ended March 31 (in thousands of dollars)

	2011	2010	2009

Salaries and benefits	1,772	1,450	1,285
Toxicology trials	356	4	203
Laboratory operation	319	338	246
Amortization	174	161	167
Rent	73	76	77
Analyses and testing	54	50	74
Travel and meals	16	22	22
Loss on disposal of property and equipment	-	-	17

	2,764	2,101	2,091

R&D expenses increased by approximately $663,000 from fiscal 2010. After deducting stock-based (non-cash) compensation expense of about $926,000 (2010 - $565,000), salaries and benefits decreased by approximately $39,000. In March 2011, the Company determined it had met all the criteria of deferring development costs with respect to CLARISOY® and has capitalized about $202,000. After taking into account the cash portion of salaries and benefits that have been capitalized, salaries and benefits increased by $29,000 during the year. About $13,000 of the increase can be attributed to annual salary increases, with the balance relating the insurance proceeds received during fiscal 2010 for a loss of production days in fiscal 2009.

As noted above, Burcon agreed to reimburse ADM for its share of the GRAS regulatory recognition process pursuant to the amendment of the Canola Agreement. The amount of $355,680 (US$360,000) has been included in toxicology trials and in accounts payable and accrued liabilities as at March 31, 2011 and has been deposited subsequent to year-end into an escrow account under joint names of Burcon and ADM. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012. During fiscal 2010, Burcon made a payment of approximately $3,500 relating to filing the GRAS notification.

After taking into account the costs that have been capitalized, laboratory costs did not change significantly. However, rental equipment costs increased during the year by about $37,000 due to equipment that was being tested for research and commercial production scale-up, offset by a decrease in repairs and maintenance expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

General and administrative (“G&A”) expenses
Years ended March 31 (in thousands of dollars)

	2011	2010	2009

Salaries and benefits	3,214	2,312	898
Investor relations	447	387	503
TSX listing fee	-	210	-
Office supplies and services	103	121	77
Travel and meals	85	85	45
Other	73	62	31

	3,922	3,177	1,554

Included in salaries and benefits is stock-based compensation expense of approximately $2,636,000 (2010 –$1,928,000). Options granted to directors in the third quarter of fiscal 2010 vested immediately and a related fair value of about $1,059,000 was recorded as stock-based compensation. The full-year effect of the options granted at the same time to employees contributed to an increase of stock-based compensation of about $1,416,000. Options granted to directors this year, of which some were vested immediately, also contributed to approximately $645,000 of the increase, offset by about $287,000 of stock-based compensation expense from options that completed vesting in the first quarter. The cash portion of salaries and benefits increased by about $174,000 over last year due to two of the Company’s officers having transferred their employment to Burcon during the year which resulted in an increase in salaries and benefits of about $112,000. The balance of the increase is attributable to the hiring of a business development analyst late last year, as well as an increase in directors’ fees due to the appointment of new independent directors and additional committee meetings held during the year.

Included in investor relations expenses is approximately $125,000 (2010 - $104,000) of stock-based compensation expense. The cash portion of investor relations expense increased by approximately $40,000. Fees and travel expenses paid to U.S. and Canadian investor and public relations consultants contributed about $46,000 to the increase, as well as expenses for a newly-designed website of about $32,000, offset by a decrease in annual report and video expenditures of about $18,000.

Burcon incurred a one-time listing fee in FY2010 of $210,000 related to the listing on the Toronto Stock Exchange.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

Professional fees
Years ended March 31 (in thousands of dollars)

	2011	2010	2009

Intellectual property	1,003	1,088	895
Consulting	577	107	134
Legal and audit	136	102	86

	1,716	1,297	1,115

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During the year, several patents entered National Phase, in particular during the last quarter that resulted in significant filing fees in several countries. During the previous year, Burcon filed several new patent applications relating to CLARISOY® soy protein isolate and also incurred higher foreign agency fees for the registration in various European countries of patents granted in Europe and also for a patent that entered national phase in the fourth quarter that resulted in significant filing fees in various countries. From inception, Burcon has expended approximately $5.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Consulting expenses include $510,000 charged by BMO Nesbitt Burns for providing financial advisory fees and expenses related to the negotiation and finalization of the CLARISOY® agreement.

Burcon incurred higher legal expenses due to the TSX listing and general corporate matters relating to the annual meeting and stock option plan.

Management fees and services expenses

Management fees and services are charged by a related party (see also Related Party Transactions) for the provision of professional financial and legal services by two officers and administrative staff members. On March 1, 2011, the two officers transferred their employment to the Company. Other administrative staff members continue to provide services to the Company and management fees are charged based on hourly rates established and agreed to by the related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

LIQUIDITY AND FINANCIAL POSITION

Financial Position
As at March 31 (in thousands of dollars)

	2011	2010	2009

Cash and cash equivalents	9,628	11,662	2,242
Short-term investments	2,304	2,320	-
Amounts receivable	42	25	36
Property and equipment, net of amortization	733	749	627
Deferred development costs	202	-	-
Total assets	14,245	16,121	4,297
Shareholders' equity	12,916	15,720	3,951

As at March 31, 2011, Burcon had approximately $9,628,000 in cash and cash equivalents (March 31, 2010 - $11,661,000) and $2,304,000 (March 31, 2010 - $2,320,000) in short-term investments. The net cash used in operations during the year ended March 31, 2011, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $4,537,000, as compared to $3,846,000 in the prior year. This increase of $691,000 in net cash used in operations over the prior year was due primarily to a the financial advisory fee of $510,000 charged in connection with the Soy Agreement, reimbursement to ADM of $356,000 for the regulatory recognition process, employment transfers of two officers in March 2011 and the hiring of an employee late last year ($170,000), offset by a decrease TSX listing fee and related legal fees of about $212,000, interest income of $51,000 and development costs of $101,000 that have been deferred.

The Company invested approximately $181,000 in capital assets during the year, as compared to $289,000 in the previous year due mainly to a major equipment upgrade.

The completion of the public offering in the first quarter of fiscal 2010 provided proceeds of $15.4 million. Option and agents’ warrant exercises during the year provided proceeds of approximately $1,867,000 (2010 - $446,000).

At March 31, 2011, Burcon’s working capital was approximately $10,727,000 (2010 -$13,716,000). Burcon had not committed to any material capital expenditures as at March 31, 2011. However, the Company may incur up to $260,000 in additional capital expenditures and approximately $1.5 million in patent legal fees and disbursements in fiscal 2012. The higher estimate for patent legal fees and disbursements is due to several of Burcon’s patents having entered National Phase in the fourth quarter and the associated costs and filing fees will continue into the next fiscal year. Moreover, nine more patents are expected to enter National Phase over the next year that are expected to incur significant filing fees. As discussed earlier, Burcon is planning to conduct external scientific studies to further research various aspects of its canola protein products. As such, it may incur up to $775,000 related to this study in the coming year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

The Board of Directors has also approved an additional $1.2 million in additional research studies on canola protein products. Burcon is currently pursuing a U.S. listing and may incur up to $300,000 in listing and associated legal and audit fees. As part of the Soy Agreement, ADM is expected to pay Burcon a pre-production royalty from the time it obtains EPA approval through and until the first sale of the products from the semi-works commercial facility.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least January 2013, excluding proceeds from outstanding convertible securities and royalty revenues that may be derived from the semi-works commercial facility. This earlier date is reflective of the canola research project that Burcon is planning to undertake, as well as the higher expected patent legal fees and expenses as discussed above.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents. The Company’s cash and cash equivalents is comprised of banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and a short-term investment that earns interest at a fixed rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

OUTSTANDING SHARE DATA

As at March 31, 2011, Burcon had 29,805,557 common shares and 2,040,871 stock options outstanding at a weighted average exercise price of $6.94 per share.

As of the date of this MD&A, Burcon has 29,971,074 common shares outstanding and 1,875,354 stock options outstanding at a weighted average exercise price of $7.30 per share.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

		Quarter ended
		December 31,	September 30,
	March 31, 2011	2010	2010	June 30, 2010
Interest and other income	41	39	32	27
Loss for the period	(2,619)	(1,749)	(1,754)	(2,311)
Basic and diliuted loss per share	(0.09)	(0.06)	(0.06)	(0.08)

		Quarter ended
		December 31,	September 30,
	March 31, 2010	2009	2009	June 30, 2009
Interest and other income	32	31	23	2
Loss for the period	(1,952)	(2,176)	(1,218)	(1,314)
Basic and diliuted loss per share	(0.07)	(0.08)	(0.04)	(0.05)

Included in the losses of the first, second, third and fourth quarters is stock-based compensation expense of approximately $1,349,000, $829,000, $821,000 and $719,000, respectively, and included in quarters one to four of fiscal 2010’s losses is stock-based compensation expense of about $166,000, $211,000, $1,364,000 and $908,000, respectively. As noted above, the higher stock-based compensation expense in the first quarter of this year relates to the recognition of options granted in the quarter that vested immediately.

During the fourth quarter of this year, Burcon recorded the reimbursement to ADM for $356,000 (USD 360,000) and also the financial advisory fee and travel expenses of $510,000 to BMO Nesbitt Burns for the finalization of the CLARISOY® agreement.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached a high of about $340,000 during the last quarter of this year due to several patents having entered National Phase. Foreign agency fees related to the registration in various countries of patents granted in Europe as well as a patent that had entered national phase

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

resulted in higher patent legal fees and expenses during the second quarter of fiscal 2010 (about $310,000).

Burcon also incurred a higher loss during the first quarter of fiscal 2010 due to the TSX listing fee and associated legal costs of approximately $212,000.

RELATED PARTY TRANSACTIONS

The Company rents its head office premises from, and shares certain office equipment with, a company related by virtue of a common shareholder, directors and officers. During fiscal 2011, Burcon paid $40,777 (2010 - $28,131) to this company for the rental charges. In addition, professional services of two of the Company’s officers (up to February 28, 2011) and an administrative staff member are contracted through a management agreement with this related company and, for the year ended March 31, 2011, Burcon was charged management fees of $165,563 (2010 - $169,496) for these services. Professional services provided related to the public offering in the amount of $18,523 have been charged to share issue costs during the first quarter of last year. From March 1, 2011, the two officers charged $2,093 in management fees to the related company for services performed. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

These financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, the reported amount of expenses during the period, and disclosures made in the notes to the consolidated financial statements. The significant area where management’s judgment is applied is in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

FUTURE ACCOUNTING CHANGES

a)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises effective January 1, 2011. IFRS use a conceptual framework similar to Canadian GAAP but there are significant differences on recognition, measurement and disclosures. The changeover date for Burcon will be April 1, 2011 which will require restatement, for comparative purposes, of amounts reported for the year ended March 31, 2011. Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending June 30, 2011 with 2010 comparative results.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

Due to the nature and size of the Company, the IFRS project plan has primarily been undertaken by management. We retained an external consultant to assist in the transition process. The IFRS conversion plan is comprised of three phases:

i.	Diagnostic review and scoping – this phase involves planning, analyzing current accounting standards and identifying major differences between GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters and a high-level assessment of potential consequences for financing reporting, information systems, business processes and internal controls.

ii.	Design – this phase involves quantifying the current and potential impacts on previously reported results, identifying supplementary information to be reported in the financial statements, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes.

iii.	Implementation – this phase consists of completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, training and monitoring of standards currently being amended by the International Standard Board.

We completed the diagnostic review and scoping phase and according to IFRS 1, First-time adoption of International Financial Reporting Standards, the key standards that could lead to differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the areas of the overall presentation of financial statements, property and equipment, share-based payments, related parties, impairments and optional exemptions.

The following table provides a summary of the Company’s changeover plan, the key activities involved, and the current status of these tasks:

Key Activities	Status
Financial Reporting
Identification of differences between Canadian GAAP and IFRS	Significant differences between GAAP and IFRS identified and analyzed
Analyze and select accounting policies where alternatives are permitted, including IFRS 1 elections	Selection of accounting policies and IFRS 1 elections complete Audit Committee approval obtained for accounting policies and IFRS 1 elections
Prepare IFRS opening balance sheet	Preliminary IFRS opening balance sheet prepared
Prepare IFRS consolidated financial statements, including IFRS 1 reconciliations	Shell consolidated financial statement in IFRS required format prepared

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

Quantify key differences for 2011 comparatives	IFRS 1 reconciliations drafted pending finalization of final quantification of differences
Training and Communication
Provide technical training to key accounting personnel and management
  Training has been provided to key personnel. Ongoing training will be  provided on an as-needed basis throughout the transition to IFRS and thereafter
  Progress of IFRS conversion reported to the Audit Committee

Financial Information Systems
Identify information requirements under IFRS	New software implemented last year to satisfy information requirements for share-based payments under IFRS Current IT system is able to satisfy other information requirements under IFRS
Control Environment
Maintain effective controls throughout the IFRS conversion process Assessment of required changes to current internal controls as a result of transition to IFRS	Controls have been maintained through the conversion process Assessment of controls surrounding IFRS conversion process is underway and being documented

First-Time Adoption of International Financial Reporting Standards (“IFRS 1”)

IFRS 1 generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. However, IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principle. The significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first financial statements under IFRS are as follows:

Accounting Policy	IFRS 1 Exemption	Will the IFRS 1 exemption be applied?
IFRS 3, Business Combinations	This allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the	Yes, the Company expects to elect not to restate any business combinations that occurred prior to the

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

	date of transition. This avoids the requirement to restate prior business combinations.	transition date.
IFRS 2, Share-based Payment Transactions	Full retrospective application may be avoided for certain share-based payment transactions depending on the grant date, vesting terms and settlement of any related liabilities.	Yes, the Company expects to apply IFRS 2 prospectively for prior share-based payment transactions

Business Combinations

The Company has made prior acquisitions and under IFRS, the Company is required to comply with and follows IFRS 3 retrospectively. However, there is an exemption under IFRS 1 for business combinations prior to the date of transition wherein a first time adopter may elect not to apply IFRS 3 retrospectively to past business combinations (business combinations that occurred before April 1, 2010). The Company expects to use this exemption regarding historical business combinations.

Share-Based Compensation

The most significant financial statement impact for Burcon from the adoption of IFRS is expected to be related to share-based payments. IFRS 2 – Share Based Payments will be applied prospectively in the opening IFRS statement of financial position, as Burcon has elected to apply the IFRS 1 exemption. Under IFRS each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Under Canadian GAAP, Burcon calculates these awards as one grant and recognizing the resulting fair value on a straight-line basis over the vesting periods. In determining the fair value of options granted, IFRS requires that forfeitures be estimated at the time of grant, whereas under Canadian GAAP, an option is provided to record forfeitures as they occur. As Burcon accounts for the effects of forfeitures in the period of forfeiture, the accounting policy needs to be changed to build an estimate of forfeitures into the valuation of options granted. Lastly, IFRS extends the application of accounting for employee share-based payments beyond just employees to include “others providing similar services”. Therefore, certain consultant options may follow the guidance set out for employee share-based payments under IFRS.

The impact on the opening balance sheet on April 1, 2010 on adoption of IFRS 2 is expected to result in a $467,000 increase in options and to opening deficit.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

b)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contains requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

c)	Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, to replace Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements. These standards are effective for fiscal years beginning on or after January 1, 2011.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2011 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. Although there is an inherent lack of segregation of duties due to the number of employees handling accounting and financial matters, management believes that the close involvement of the senior executives in daily operations and transactions and the control procedures in place, as well as management and Audit Committee oversight, offset this weakness.

There have been no significant changes in the ICFR that occurred during the year ended March 31, 2011 that could have materially affected, or are reasonably likely to materially affect, such controls.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2011 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 164 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 27 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – Burcon has not developed any commercial products. Accordingly it has not begun to market or generate revenues from the commercialization of its products. There can be no assurance that any of its products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. None of Burcon’s potential products are expected to be commercially available as a food ingredient for human consumption for at least one year. Burcon is dependent on ADM to commercialize its CLARISOY® soy protein products. Even if Burcon commercializes a product or products, its business strategy may not be successful.

History of operating losses and financing requirements– Burcon has accumulated net losses of approximately $46.1 million from its date of incorporation through March 31, 2011. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy Agreement, the magnitude of these royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will occur, it expects such losses to increase as it continues to commercialize its products, its research and development and product and its application trials. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $48.6 million from the sale or issuance of equity securities. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at the date of this MD&A, Burcon had approximately $11.1 million in cash and cash equivalents and short-term investments. Burcon believes that it has sufficient capital to fund operations through at least January 2013. Although Burcon has sufficient funds to operate until January 2013, it may need to raise capital in the near future through an equity offering in order for the Company to meet its business objectives. The recent events in global financial markets have had a profound impact on the global economy. The disruptions in the credit and financial markets could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its soy and canola products.

CLARISOY®

Burcon intends to conduct further research and development to improve or develop novel applications for CLARISOY® soy protein into food products. Burcon also will support ADM in connection with its development of a commercial facility for the production, marketing and sale of CLARISOY® soy protein.

Puratein® and Supertein™

Burcon plans to conduct further research and development to establish the unique functional and nutritional characteristics of Supertein™ and Puratein® canola protein isolates and also initiate scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate and its use as a functional food ingredient. Burcon’s ultimate objective from its canola research activities is to develop Puratein® and Supertein™ through one or more strategic alliances to pursue the development and construction of a first commercial facility.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2011 and 2010

intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.